EXHIBIT 99.1
Notice of 36th Annual General Meeting
NOTICE is hereby given that the Thirty-Sixth Annual General Meeting of the Members of STERLITE INDUSTRIES (INDIA) LIMITED will be held at the Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai-Bypass Road, T.V. Puram P.O. Tuticorin — 628 002, Tamil Nadu, on Saturday, 23 July 2011 at 12.30 P.M. to transact the following business :
1.	To consider and adopt the Balance Sheet as at 31 March 2011 and the Profit and Loss Account of the Company for the year ended on that date and the Report of the Directors’ and Auditors’ thereon.

2.	To declare dividend on equity shares of the Company for the financial year 2010-11.

3.	To appoint a Director in place of Mr. Sandeep Junnarkar who retires by rotation and being eligible, offers himself for re-appointment.

4.	To appoint Auditors, to hold office from the conclusion of this Annual General Meeting upto the conclusion of the next Annual General Meeting of the Company and to fix their remuneration.
Special Business
5.	To consider and if though fit, to pass, with or without modification(s), the following resolution as an Ordinary Resolution:
     “RESOLVED THAT subject to the provisions of Section 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956 and Schedule XIII thereof (including any statutory modifications and re-enactment thereof, for the time being in force), the approval of the Company, be and is hereby accorded to the re-appointment of Mr. D. D. Jalan as Whole time Director of the Company from 24th December 2010 to 23rd December 2012 on the terms and conditions including remuneration as set in the Explanatory Statement annexed hereto with authority to the Board of Directors to vary or increase the remuneration and perquisites payable or to be provided to Mr. D. D. Jalan, including any monetary value thereof to the extent the Board of Directors may consider appropriate and to alter and vary the terms and conditions of the agreement entered into by the Company with Mr. D. D. Jalan, as may be agreed between the Board of Directors and Mr. D. D. Jalan.”
     “RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any financial year, the Company shall pay Mr. Jalan, minimum remuneration by way of salary, perquisites or any other allowance as mentioned in the Agreement and in accordance with the applicable provisions of the Companies Act, 1956.”
     “RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorized to do all such acts, deeds and matters and things as in its absolute discretion it may consider necessary, expedient or desirable to give effect to this resolution and also to revise the remuneration of the Whole Time Director within the limits stipulated in the Companies Act, 1956.”
6.	To consider and if though fit, to pass, with or without modification(s), the following resolution as Special Resolution:
     “RESOLVED THAT pursuant to the provisions of Section 61 and other applicable provisions, if any, of the Companies Act, 1956 and other applicable rules, regulations, guidelines and other statutory provisions for the time being in force, approval of the Members of the Company be and is hereby granted and the Board of Directors (hereinafter called the “Board” which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the powers conferred by this resolution), be and is hereby authorized to vary the terms referred to in the Company’s Letter of Offer dated 28 July 2004 including to vary and / or revise the utilisation of the proceeds of the Right Issue of equity shares made in pursuance of the said Letter of Offer, for purposes other than those mentioned in the Letter of Offer, namely for the general corporate purposes including, but not limited to the funding of acquisition / investment in any other companies, repayment of borrowing other than mentioned in the Letter of Offer by itself or through any of its Wholly Owned Company.”
     “RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorized to do all such acts, deeds, matters, and things, deal with such matters take necessary steps in the matter as the Board may in its absolute discretion deem necessary, desirable or expedient and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.”
     “RESOLVED FURTHER THAT the Board of Directors of the Company or such Officer(s) / Authorised Representative(s) as may be authorised by the Board be and are hereby authorized to file the necessary applications, documents with, inter alia, the Registrar of Companies and to do all such acts, deeds, matters and things as may be deemed necessary, proper or expedient for the purpose of giving effect to the above resolution and for matters connected herewith or incidental hereto.”
By Order of the Board
Rajiv Choubey
Company Secretary & Head Legal
Place : Tuticorin
Date : 25 April 2011
Regd. Office:
SIPCOT Industrial Complex
Madurai-Bypass Road
T.V. Puram P.O.
Tuticorin — 628 002
NOTES:

1.	A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.

2.	The instrument appointing a proxy must be deposited with the Company at its Registered Office, not less than 48 hours before the time for holding the Annual General Meeting.

3.	Annual Report is available at the website of the Company at www.sterlite-industries.com in the Investor Relations section.

4.	The Register of Members and Share Transfer Books of the Company will remain closed from 19 July to 23 July 2011 (both days inclusive) for the purposes of dividend entitlement which will be paid after approval of the Shareholders in the ensuing 36th Annual General Meeting.

5.	The Board of Directors in their Meeting held on 25 April 2011 has recommended a dividend of 1.10 per share on Equity Share of 1 each, which if declared at the Annual General Meeting, will be paid on or before the 30th day from the date of the declaration, i.e. 23 July 2011.

6.	The dividend on Equity shares, if declared at the Meeting, will be credited/dispatched between 27 July 2011 and 31 July 2011 to those members whose names shall appear on the company’s Register of Members on 18 July 2011. In respect of the shares held in demat form, the dividend will be paid to the members whose names are furnished by NSDL and CDSL as beneficial owners as on that date.

7.	Pursuant to the provisions of Section 205A (5) of the Companies Act, 1956, dividends/interests which remain unclaimed for a period of 7 years from the date of transfer to Unpaid Dividend Account are to be transferred to the ‘Investor Education and Protection Fund’ established by the Central Government. Shareholders who have not encashed their dividend/interest warrant(s) so far, for the financial year ended 31 March 2004 or any subsequent financial years are requested to make their claim to the Registrar and Share Transfer Agents of the Company. According to the provisions of the Act, no claims shall lie against the said Fund or the Company for the amounts of dividend so transferred nor shall any payment be made in respect of such claims.

8.	Members are requested to:
(a)	Notify the change in address if any, with Pin Code numbers immediately to the Company. (in case of shares held in physical mode)

(b)	Bring their copy of the Annual Report and Attendance Slip with them at the Annual General Meeting.

(c)	Quote their Regd. Folio Number/DP and Client ID Nos. in all their correspondence with the Company or its Registrar and Share Transfer Agent.
9.	Consequent upon the introduction of Section 109A of the Companies Act, 1956, shareholders are entitled to make a nomination in respect of shares held by them in physical form. Shareholders desirous of making a nomination are requested to send their requests in Form No. 2B in duplicate (which will be made available on request) to the Registrar and Share Transfer Agent of the Company.

10.	Corporate members are requested to send a duly certified copy of the board resolution/ power of attorney authorising their representative to attend and vote at the Annual General Meeting.

11.	Members having any questions on accounts are requested to send their queries at least 10 days in advance to the Company at its registered office address to enable the Company to collect the relevant information.

12.	The brief profile of the Directors proposed to be appointed/re-appointed is given in the section of Corporate Governance of the Annual Report.

13.	Members are requested to fill in and send the feedback form provided in the end of Annual Report.
By Order of the Board
Rajiv Choubey
Company Secretary & Head Legal
Place : Tuticorin
Date : 25 April 2011
Regd. Office:
SIPCOT Industrial Complex
Madurai-Bypass Road
T.V. Puram P.O.
Tuticorin — 628 002
Explanatory Statement
(Pursuant to Section 173 of the Companies Act, 1956)
Item 5
The Board, at its meeting held on 25 January 2011, re-appointed Mr. D. D. Jalan as Whole-time Director with effect from 24 December 2010 for two years i.e. till 23 December 2012, subject to the approval of the members, on the terms and conditions including remuneration as set out in the Agreement entered into between the Company and Mr. D. D. Jalan.
Mr. Jalan joined Sterlite in January 2001 as President of Australian operation responsible for its mining operation and moved to the position of Chief Financial Officer of Sterlite Industries Ltd. and then to Chief Financial Officer of Vedanta Resources Plc. Mr. Jalan is a Chartered Accountant and has over 32 years of experience in leadership position of companies in engineering, mining and non-ferrous sector.
The terms regarding remuneration payable to Mr. Jalan are as follows:
(I)	(a) Basic Salary
               In the range of 5 lakhs to 8 lakhs per month. (With such annual/special increments within the aforesaid range as may be decided by the Board or any Committee thereof, in its absolute discretion from time to time).
(b)	House Rent Allowance

40% of the Basic Salary

(c)	Performance Incentive

As may be determined by the Board or its Committee thereof in each year.

(d)	Personal Allowance

In the range of 4 lakhs — 6 lakhs per month (As may be determined by the Board or its Committee thereof in each year).

(e)	Bonus

20% of the Basic salary in accordance with the rules of the Company

(f)	Perquisites:
               In addition to Basic salary, Bonus and performance incentives payable, Mr. D. D. Jalan shall also be entitled to perquisites including furnished accommodation in lieu of House Rent Allowance if it not availed, medical and insurance reimbursement, leave travel concession for self and family, club fees and personal accident insurance in accordance with the rules of the Company or as may be agreed to by the Board of Directors or its Committee thereof.
(g)	Stock Option:
               Stock Option of Vedanta Resources Plc. under the Long Term Incentive Plan (LTIP) or Short Term Incentive Plan (STIP) or any other plan which may be in vogue as per policy of the Group, provided the amount of benefit is limited to an amount not exceeding 100% of the total Annual Remuneration.
     Explanation:
     (i) Perquisites shall be evaluated as per Income Tax Rules, wherever applicable and in the absence of any such rule, perquisites shall be evaluated at actual cost to the Company.
     (ii) For the purpose of perquisites stated herein above, ‘family’ means the spouse, dependent children and dependent parents of the appointee.
(II)	Provident Fund and Superannuation Fund or Annuity Fund
     Mr. D. D. Jalan will also be entitled to the following as per rules of the Company or as approved by the Board of Directors which will not be included in the computation of the ceiling on remuneration above:
     (i) Contribution to Provident Fund and Superannuation Fund or Annuity Fund to the extent these, either singly or put together are not taxable under the Income Tax Act, 1961.
     (ii) Gratuity payable as per rules of the Company.
     (iii) Encashment of leave as per rules of the Company.
(III)	Other Benefits:
     (ii) The Company shall provide him with car, expenses relating to fuel, maintenance and driver will be reimbursed on actuals. Further the Company shall also provide telephones and other communication facility (for official business).
     (ii) Such other benefits as may be decided by the Board or its Committee from time to time.
     The amount of perquisites payable to Mr. D. D. Jalan may be decided / varied by the Board of Directors or its Committee, from time to time as it may deem fit in its absolute discretion; provided that the total remuneration consisting of Salary, Perquisites and other benefits paid to Mr. D. D. Jalan as Whole Time Director shall not exceed the limit stipulated in Section 309 of the Act, i.e. five percent of the net profits of the Company computed in the manner laid down in Section 349 of the Act.
(IV)	Minimum Remuneration
     In the event of any loss or inadequacy of profits in any financial year during his tenure the Company shall remunerate him by way of salary, perquisites or any other allowance as specified above or within the applicable limit stipulated in Section II, Part II,

Schedule XIII, whichever is higher.
(V)	Other Terms and Conditions
     (i) The Board of Directors of the Company may alter the terms and conditions of the said appointment from time to time, as its, discretion, so as not to exceed the limits specified in Schedule XIII to the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) or any amendments made thereto.
     (ii) Mr. D. D. Jalan shall not be paid any sitting fees for attending the meetings of the Board of Directors or Committee thereof so long as he holds the office of whole-time director.
     (iii) He shall not, so long as he functions as whole-time director, become interested or otherwise concerned directly or through his wife and/or children in any selling agency of the Company in future without prior approval of the Central Government.
     (iv) The agreement may be terminated by either party to the agreement by giving at least 90 days’ prior notice in writing in that behalf to the other party or 90 days salary in lieu thereof and on the expiry of the period of such notice this Agreement/s shall stand terminated.
Mr. D. D. Jalan is deemed to be concerned or interested in the resolution as it pertains to his appointment and remuneration payable to him.
None of the other Directors of the Company are, in any way, concerned or interested in the said resolution.
Your Directors recommend this resolution for approval of the members.
Item 6
In the year 2004, the Company through Rights Issue-Letter of Offer dated 09 August 2004 to its shareholders offered 3,58,60,049 Equity Shares of 5 each for cash at a price of 550 per Equity Share on rights basis to the existing equity shareholders of the Company in the ratio of 1(One) Equity Share for every 2(Two) Equity Shares held on Record Date 23 July 2004 aggregating to 1,972.30 Crore. As per the Rights Issue Offer Document, the following is the breakup of the specific purposes towards which the issue proceeds was proposed to be applied:

		( in Crore)
Utilisation Purpose	Planned Utilisation	Actual Utilisation
Investment in BALCO	900.00	—
Reduction in Term Loans	520.00	520.00
Reduction in Current Liabilities	551.00	551.00
Rights Issue Expenses	1.30	1.19
Total	1,972.30	1,072.19
As per the above table, except for Investments in Bharat Aluminium Company Limited (BALCO), all other planned utilisation as per the Rights Issue Offer document has been met. Further, the Rights Issue Offer document clearly states that the amount earmarked for Investment could only be used for the purpose of acquiring shares/debentures etc of BALCO or Hindustan Zinc Limited (HZL), apart from funds earmarked for the purposes of reduction of Term Loans, Reduction in Current Liabilities and for meeting the Rights Issue expenditures. The Company exercised the call option in March 2004 to buy out 49% equity stake of BALCO from the Government of India (GOI). However the matter went in Arbitration due to disputes between GOI and the Company. The Arbitral Tribunal has given the Arbitration award on 25 January 2011 which is not in favour of the Company.
The Company is not in a position to utilise the amount earmarked for investment in BALCO due to the above development immediately. Hence it is proposed to amend the objects / end use of the Rights Issue proceeds so that the Company can utilise the proceeds for any other General Corporate Purposes.
Pursuant to the provisions of Section 61 of the Companies Act, 1956, a Company cannot vary the terms referred to in the Letter of Offer except subject to approval of or except on authority given by the Company in a general meeting. Accordingly it is considered appropriate to seek approval of members to confer authority in favour of the Board for utilisation of the unutilised portion of the Rights Issue proceeds for purposes other than those mentioned in the stated Letter of Offer. Accordingly approval of the Members is sought to the special resolution as more particularly stated in the resolution as set out at Item No. 6 of the accompanying notice.
The Board of Directors accordingly recommends the resolution set out as Item No. 6 of the accompanying Notice for the approval of the Members.
None of the Directors of the Company is, in any way, concerned or interested in the said resolution, except to their extent of their shareholding.
By Order of the Board
Rajiv Choubey
Company Secretary & Head Legal
Place : Tuticorin
Date : 25 April 2011
Regd. Office:
SIPCOT Industrial Complex

Madurai-Bypass Road
T.V. Puram P.O.
Tuticorin — 628 002